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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                    COMMISSION FILE NO.: 0-24786

(CHECK ONE): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
ASPEN TECHNOLOGY, INC.
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 Full Name of Registrant


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Former Name if Applicable

TEN CANAL PARK
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Address of Principal Executive Office (STREET AND NUMBER)

CAMBRIDGE, MA 02141
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In connection with the preparation of the registrant's Form 10-Q for the quarter ended September 30, 2002, it was determined to be desirable for the registrant to obtain a confirmation from a foreign customer of certain terms of a single license agreement entered into with the registrant during the quarter ended September 30, 2002. The confirmation was solicited as part of the procedures for clarifying certain provisions of a contract relating to its effective date and the appropriateness of recognizing revenue from the contract during the quarter ended September 30, 2002. The registrant did not have sufficient time to obtain the confirmation prior to the Form 10-Q filing deadline of November 14, 2002 without unreasonable effort or expense. The registrant received the confirmation on November 15, 2002 and intends to file the Form 10-Q promptly.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        STEPHEN J. DOYLE              (617)                   949-1168
        ----------------           -----------            -----------------
            (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under SECTION 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X]Yes   [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             ASPEN TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2002         By /s/ LISA W. ZAPPALA
                                   -----------------------------------
                                   Lisa W. Zappala
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                                     ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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